Roaming Messenger, Inc.
                     50 Castilian Dr. Suite A, Santa Barbara
                                California 93117



                                                                April 26, 2006



VIA FACSIMILE (202-772-9203) AND EDGAR
--------------------------------------

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Scott Anderegg, Esq.



      RE:  ROAMING MESSENGER, INC.
           REGISTRATION STATEMENT ON FORM SB-2
           FILE NO. 333-131326


Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Roaming Messenger, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at
11.00 a.m., Eastern Time, on Friday April 28, 2006, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




                                    ROAMING MESSENGER, INC.


                                    BY:/S/ JON LEI
                                    ----------------------------------
                                    NAME:  JON LEI
                                    TITLE: PRESIDENT AND CHIEF EXECUTIVE OFFICER